Exhibit 99.2

MINEFINDERS CORPORATION LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Minefinders Corporation Ltd. (the “Company”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this Circular to the Meeting include any adjournment or adjournments thereof. This material was first sent to shareholders on or about April 1, 2010. The Company will bear all costs in connection with the printing and mailing of the enclosed materials as well as the cost of solicitation of proxies. To the extent necessary to assure adequate representation at the Meeting, solicitation of proxies may be made by directors, officers and regular employees of the Company directly as well as by mail and by telephone.

The Board of Directors of the Company has fixed the close of business on March 23, 2010 as the record date for the purpose of determining shareholders entitled to receive notice of, and to vote at, the Meeting.

Unless otherwise stated, the information contained in this Circular is as of March 3, 2010. All dollar amounts referenced in this Circular are expressed in United States dollars unless otherwise indicated.

APPOINTMENT AND REVOCATION OF PROXIES

The persons designated in the accompanying form of proxy are directors and officers of the Company. A shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy to represent him or her at the Meeting. The person need not be a shareholder. This right may be exercised either by inserting in the space provided the name of the other person a shareholder wishes to appoint or by completing another proper form of proxy. Shareholders who wish to be represented at the Meeting by proxy must deposit their form of proxy prior to 6:00 in the afternoon (Eastern daylight time) on Monday, May 17, 2010 at the office of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited at the office of the Company (Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, Attention: Corporate Secretary) or at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

Common shares of the Company (the “Common Shares”), represented by a valid proxy in favour of the person or persons designated in the enclosed form of proxy, will be voted or withheld from voting in accordance with the instructions given on any ballot which may be called for in respect of matters referred to in the accompanying Notice of Meeting and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted in accordance with the specification so made. The Common Shares will be voted in favour of any matter for which no specification has been made.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to the matters identified in the Notice of Meeting and other matters that may properly come before the Meeting. Management is not aware of any amendments to matters identified in the Notice of Meeting or of any other matters that are to be presented for action. If any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTING BY REGISTERED AND NON-REGISTERED SHAREHOLDERS

A holder of Common Shares may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a “registered” shareholder and his or her name and address are maintained by the Company through its transfer agent, Computershare Investor Services Inc. If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a “non-registered” or “beneficial” shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of share ownership.

A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail in accordance with the instructions appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot. Because a registered shareholder is known to the Company and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder’s latest proxy card will be valid.

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Most shareholders of the Company are “non-registered” or “beneficial” shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency, such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation, in which the intermediary is a participant. Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but not otherwise completed. These are procedures to permit the non-registered holders to direct the voting of the Common Shares which they beneficially own.

If a non-registered holder wishes to attend and vote in person at the Meeting, he or she must insert his or her own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of March 3, 2010, 65,783,032 Common Shares in the capital of the Company were issued and outstanding. Each Common Share entitles the holder to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 23, 2010. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend the Meeting and vote in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the Notice of Meeting, to vote the Common Shares held by them by proxy.

As of March 3, 2010, based on information available to the Company, no shareholder beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10 per cent or more of the voting rights attached to any class of voting securities of the Company.

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ELECTION OF DIRECTORS

Under the articles of the Company, the Board of Directors may consist of a minimum of three and a maximum of nine directors. At present there are five directors and the Board of Directors has fixed the number of directors at five for the term of office commencing with this election. At the Meeting, the five persons named hereunder will be proposed for election as directors of the Company. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the persons named hereunder. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of shareholders of the Company or until his successor is duly elected.

The following table sets out certain information with respect to all persons proposed to be nominated by management for election as directors. The shareholders can vote for or withhold voting on the election of each director on an individual basis.

Name and place of residence	Principal occupation, business or employment within the last five years	Director since	Common Shares owned, controlled or directed (1)
Mark H. Bailey Washington, U.S.A.	President and Chief Executive Officer of the Company	July 27, 1995	680,005
James M. Dawson (2)(3)(5) British Columbia, Canada	President, Dawson Geological Consultants Ltd.	March 18, 1996	Nil
H. Leo King (2)(3)(4)(5)(6) British Columbia, Canada	President, H. Leo King & Associates Inc., a geological consulting services company; President, International Barytex Resources Ltd., a mining company, until October 1, 2009	May 15, 1996	51,462
Robert L. Leclerc (2)(3)(4) Nevada, U.S.A.	Business consultant; Chairman of the Company since 2004	March 27, 1997	180,000
Anthonie Luteijn (3)(4)(5) British Columbia, Canada	President of A. Luteijn Mining Consulting Services	June 10, 2004	5,500

(1)	Information respecting holdings of Common Shares has been provided by individual directors.
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating Committee
(5)	Member of the Technical and Commercial Oversight Committee
(6)	Mr. King is a director and chief executive officer of Pacific Imperial Mines Inc., which company was the subject of a cease trade order issued by the British Columbia Securities Commission on November 6, 2008 for failure to file financial statements as required. The cease trade order is still in effect.

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GOVERNANCE PRACTICES

Board of Directors

In compliance with the requirements of the Business Corporations Act (Ontario), under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board has adopted a written mandate, the text of which is set out below.

Summary

The Board is responsible for the stewardship of the Company, for ensuring that the interests of shareholders, creditors, employees and the community are properly served, and ensuring that the Company acts in a lawful, ethical and responsible manner.

Responsibilities

(1)	To act honestly and in good faith with a view to the best interests of the Company.

(2)	To exercise the care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

(3)	Consistent with its responsibilities to its employees and other stakeholders, to the communities within which it works, and to their governments, to further the interests of the shareholders.

(4)	To consider opportunities and risks of the business and strategic alternatives, and to select and approve an annual strategic plan.

(5)	To approve an annual operating plan and any capital budget plans.

(6)	To ensure that the Company has effective internal control and management information systems.

(7)	To select a chief executive officer, approve all key executive appointments, and to monitor the executive development process to ensure management continuity.

(8)	To satisfy itself as to the integrity of the executive officers and to ensure that they create a culture of integrity throughout the Company.

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(9)	To appoint a chairman of the Board.

(10)	To make certain that the technical basis of business decisions is sound, so as to prevent, to the greatest extent possible, economic or other error.

(11)	To ensure that the Company has the financial and other resources sufficient to meet its commitments to lenders, employees, and other stakeholders.

(12)	To take action, separate from management, on issues that by law or practice require the independent action of the Board or one of its Committees.

(13)	To ensure that the Company has effective programs in place to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

(14)	To ensure that the Company has an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities and, through its Chairman, receive and consider responses and other communications.

Composition of the Board

Director	Independent or Not Independent	Directorships in other public companies	Attendance at meetings (1)
Mark H. Bailey (2)	Not Independent	Dynasty Metals & Mining Inc.; Entree Gold Inc; Northern Lion Gold Corp.	8
James M. Dawson	Independent	Kivalliq Energy Corporation; Wealth Minerals Ltd.	8
H. Leo King	Independent	Pacific Imperial Mines Inc.	8
Robert L. Leclerc	Independent	None	8
Anthonie Luteijn	Independent	None	8

(1)	There were eight Board meetings in 2009.
(2)	Mark H. Bailey is President and Chief Executive Officer of the Company and, therefore, is not independent.

There is a majority of independent directors. The independent directors do not hold separate, regularly-scheduled meetings which only they attend. However, when the Board considers it appropriate, management is asked to step out of Board meetings so that independent directors may meet in executive session. No such executive sessions were considered necessary during the financial year ended December 31, 2009.

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Robert L. Leclerc is the independent Chairman of the Board of Directors. His role and responsibilities, which are set out in a written position description, include leading the Board in the performance of its duties; monitoring and reporting to the Board on the effectiveness of the Board, its committees and each director; leading the Board’s assessment of the performance of the Chief Executive Officer and his management team; and taking the lead in the Company’s adherence to the highest standards of corporate governance.

Mark H. Bailey is the President and Chief Executive Officer of the Company. His responsibilities are set out in a written position description developed in consultation between Mr. Bailey and the Board.

Committees of the Board

There are four committees of the Board: Audit, Compensation, Nominating, and Technical and Commercial Oversight.

The Audit Committee consists of three independent directors, Robert L. Leclerc (Chairman), James M. Dawson and H. Leo King. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee.

The Committee meets regularly with the Chief Executive Officer, the Chief Financial Officer and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Committee reviews and recommends to the Board for approval the annual financial statements and Management’s Discussion and Analysis (“MD&A”), reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities.

Additional information regarding the Company’s Audit Committee is contained in the Company’s Annual Information Form (the “AIF”) under the heading “Audit Committee” and a copy of the Audit Committee Charter is attached as an Appendix to the AIF. The AIF is available on SEDAR at www.sedar.com or may be obtained without charge by writing to the Company at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.

The Compensation Committee consists of all four independent directors, James M. Dawson (Chairman), H. Leo King, Robert L. Leclerc and Anthonie Luteijn. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified in the Committee’s Charter. The Committee’s responsibilities include reviewing goals and objectives relevant to compensation for the Chief Executive Officer and all other executive officers; evaluating the performance of the executive officers and making recommendations to the Board on their compensation; reviewing and recommending to the Board all proposed employment contracts and special compensation arrangements; recommending, and if approved, administering incentive plans, share option plans and employee benefit plans; recommending to the Board fees, benefits and other compensation for directors; and reviewing all executive compensation disclosure before it is made public. The Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Committee operates independently of management and has full authority to require management to perform studies and furnish any information it requires in performance of its duties. The process followed by the Committee in respect of compensation and compensation arrangements is described under “Compensation Discussion and Analysis”.

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The Nominating Committee consists of three independent directors, H. Leo King (Chairman), Robert L. Leclerc and Anthonie Luteijn. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified in the Committee’s Charter. The Committee’s responsibilities include annually considering the size and composition of the Board and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending qualified persons to be nominated for election or re-election to the Board; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or boards of directors; and providing orientation programs for new directors and continuing development programs for existing directors. Under the direction of the Committee Chairman, members communicate as appropriate and, when required, hold formal meetings. The Committee meets in the absence of members of management and reports promptly to the Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

The Technical and Commercial Oversight Committee is composed of three independent directors, Anthonie Luteijn (Chairman), James M. Dawson and H. Leo King, each of whom has special knowledge, expertise and experience in the mining industry. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified in the Committee’s Charter. The responsibilities of this Committee include considering and evaluating technical studies prepared by or for the Company; recommending to the Board annual mine plans and budgets derived from those plans; evaluating long-term mine plans; and reviewing the impact of proposed changes in applicable laws, emerging practices and other technical initiatives in the mining industry. The Committee has the authority to engage and compensate a third party to provide consulting and technical services. The Board may engage any of the Committee members to perform similar services for the Committee at rates consistent with prevailing industry rates for such services.

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Orientation, Education and Effectiveness

As part of an orientation program provided by the Nominating Committee, new directors are provided with a complete set of the Company’s public filings for the previous twelve months and meet with the Chief Executive Officer and Chief Financial Officer to review the Company’s business, operations and finances. They are also encouraged to visit the Company’s principal properties as soon as possible, accompanied by the senior executives responsible for their operation. In addition to the responsibilities assumed by the Committees of the Board, it is the continuing obligation of the Chairman of the Board and the Chief Executive Officer and his senior executives to bring to the Board’s attention all developing issues, risks and opportunities, and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Four of the five directors have additional responsibilities to maintain their particular professional standings and competence. Any director may, with Nominating Committee approval, attend an educational course at the Company’s expense.

As noted in “Composition of the Board”, in addition to the Nominating Committee’s responsibilities, the Chairman of the Board is responsible for monitoring and reporting to the Board on his assessment of the effectiveness of the Board, its committees and each director. This is not a formal process of assessment, but this matter is considered each year when the Board considers the number of directors and identifies the specific nominees for election that it wishes to recommend to the shareholders. Additionally, the Chairman of the Board routinely communicates with the three other independent directors, each of whom is the Chairman of a Board Committee. He secures comment as to their requirements and views regarding specific committee activities and addresses these appropriately. Given the size of the Board (five directors) and the open nature of communication between and among directors, the Board believes that is adequate for governance purposes.

Code of Ethics

The Board has adopted a written Code of Ethics (the “Code”), which is available on SEDAR at www.sedar.com. Alternatively, copies may be obtained without charge by writing to the Company at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. The Board does not actively monitor compliance with the Code, but requires prompt notification of apparent or real breaches so that it may investigate and take action. The Board recognises its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code has been circulated to all employees, all of whom understand that it will be enforced.

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Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who believe that a violation of the Code has occurred or who have concerns regarding corporate accounting practices, internal controls or auditing to report such violation or concerns on a confidential basis. Reports can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. The Chairman of the Audit Committee will be informed of any reported incidents and it is his responsibility to investigate and resolve all reported complaints and allegations.

Potential Conflicts of Interest

When proposed material transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest must be disclosed and the persons who have such an interest are excluded from all discussion on the matter and are not allowed to vote on the proposal. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation philosophy of the Compensation Committee is designed to reward performance and compensate executive officers fairly. The Compensation Committee evaluates each executive officer position to establish skill requirements and levels of responsibility and recommends compensation for the executive officers to the Board.

In establishing compensation objectives for executive officers, the Compensation Committee seeks to:

(1)	motivate executives to achieve important corporate performance objectives and reward them when such objectives are met;

(2)	recruit and retain highly qualified executive officers; and

(3)	align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s 2003 Stock Option Plan.

Currently, the Company’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees, and long-term incentive in the form of stock options.

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Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. Bonus targets are set by the Compensation Committee in collaboration with the Board and consultation with the Chief Executive Officer. In formulating its views and recommendations regarding compensation components, the Compensation Committee may refer to salary and bonus information contained in SEDAR filings but the data is not used to determine the compensation to be paid to the Company’s executive officers. The Compensation Committee may also consult independent advisors.

At the end of each year, the Compensation Committee reviews actual performance against the corporate objectives and bonus targets set earlier. The objectives and targets for 2009 included: (1) performance at Dolores, the Company’s principal asset; (2) progress on the Company’s exploration and development projects; (3) the Company’s ability to have adequate financial and human resources to meet its needs; and (4) the performance by management in pursuing corporate development opportunities. The most important target for 2009 was performance at the Dolores mine and measurement of bonus payout in respect of Dolores was made in the context of (a) bringing Dolores to full commercial production by the end of the second quarter 2009, and (b) undertaking a preliminary feasibility study to assess the economic viability of adding a mill at Dolores.

The Compensation Committee did not assign specific weights to each of the bonus objectives and targets. The Committee observed that: (i) Dolores achieved commercial production as of May 1, 2009; (ii) substantial progress was made during the year in respect of the preliminary feasibility study; (iii) progress was made on the exploration front, particularly at the La Bolsa project; and (iv) management achieved the established objectives with respect to attracting and retaining personnel, raising capital, and considering corporate development opportunities.

As a result, the Compensation Committee and the Board decided to pay an aggregate of $473,815 in bonuses to the four executives who participated in the program. The amount paid is shown in the Summary Compensation Table. The total bonus amount represented 100 percent of the bonus pool amount established by the Compensation Committee for 2009. The Committee believes that the percentage payment fairly reflects the extent of success measured against the bonus targets. All bonus targets are corporate rather than individual. Mr. Bailey did not participate in the decision or in Board deliberations.

Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance, and value to the Company. The size of awards made subsequent to the commencement of employment takes into account stock options already held by the individual. Awards are made by the Compensation Committee, which is comprised exclusively of independent directors.

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The foregoing factors and criteria are used to assess the appropriate compensation level for the Company’s Chief Executive Officer and for the other Named Executive Officers shown in the Summary Compensation Table.

Performance Graph

The following graph, expressed in Canadian dollars, compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index for the period December 31, 2004 to December 31, 2009. The graph assumes an investment of $100 on December 31, 2004 and the reinvestment of dividends paid during the five year period.

The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers over the same period. Over the five years, the Compensation Committee established compensation objectives believed appropriate during the evolution of the Company from an exploration company to its current position as an emerging gold and silver producer, and compensation to executive officers increased nominally. The share price of exploration companies and gold and silver producers fluctuate with changes in commodity prices and at no time during the period shown in the graph was compensation intended to reflect share price.

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Summary Compensation Table

The following table provides compensation information for the most recently completed financial year for the Chief Executive Officer and Chief Financial Officer and the two other most highly compensated executive officers of the Company (collectively referred to as the “Named Executive Officers”).

Name and principal position	Year	Salary ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Total compensation ($)
Annual incentive plans(3)
Mark H. Bailey President and Chief Executive Officer	2009 2008	337,500 310,000	354,010 237,750	137,407 94,353	828,917 642,103
Gregory D. Smith Vice President, Finance and Chief Financial Officer	2009 2008	184,861 179,969	354,010 237,750	108,977 78,628	647,848 496,347
Gregg Bush Vice President, Operations and Chief Operating Officer	2009 2008	252,500 217,500	354,010 237,750	118,454 78,628	724,964 533,878
Tench C. Page Vice President, Exploration	2009 2008	210,000 202,067	354,010 237,750	108,977 62,902	672,987 502,719

(1)	Mr. Smith is paid in Can.$ and this amount has been calculated at an exchange rate of US$0.88029 per Can.$1.00, being the average exchange rate for the year.
(2)	These amounts purport to reflect the value of option grants as of May 7, 2009, the option grant date, and are consistent with the value recorded in the Company’s fiscal 2009 consolidated financial statements. The grant date fair value was calculated in accordance with CICA Handbook section 3870 using the Black-Scholes option pricing model with an exercise price of Can.$9.76, an expected option life of 47 months, volatility of 68 percent and a risk-free interest rate of 1.98 percent. Whether any value will ever be realized by the option holder is purely speculative.
(3)	Bonuses that were payable for the financial year but were not paid until the succeeding year. The bonuses were paid in Can.$ and this amount has been calculated at an exchange rate of US$0.94763 per Can.$1.00, being the exchange rate on February 25, 2010, the date of payment.

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Incentive Plan Awards

Outstanding Option-based Awards

The table below provides information for each Named Executive Officer for all awards outstanding at the end of the most recently completed financial year.

Option-based Awards
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the money options ($)(3)
Mark H. Bailey	50,000 150,000 150,000 50,000 80,000	5.64 9.00 9.57 10.58 9.76	July 12, 2010 May 15, 2011 September 5, 2012 May 7, 2013 May 7, 2013	262,500 283,500 198,000 15,500 90,400
Gregory D. Smith	80,000 100,000 50,000 80,000	8.76 9.57 10.58 9.76	November 1, 2011 September 5, 2012 May 7, 2013 May 7, 2013	170,400 132,000 15,500 90,400
Gregg Bush	80,000 120,000 50,000 80,000	12.46 9.57 10.58 9.76	March 12, 2012 September 5, 2012 May 7, 2013 May 7, 2013	- 158,400 15,500 90,400
Tench C. Page	50,000 150,000 100,000 50,000 80,000	5.64 9.00 9.57 10.58 9.76	July 12, 2010 May 15, 2011 September 5, 2012 May 7, 2013 May 7, 2013	262,500 283,500 132,000 15,500 90,400

(1)	The class of securities underlying all option-based awards is Common Shares.
(2)	All option exercise prices are expressed in Can.$.
(3)	Represents the difference between the market value of the securities underlying the option calculated in Can.$ using $10.89, which was the closing price of the Company’s Common Shares on The Toronto Stock Exchange on December 31, 2009, and the exercise price of the options.

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Incentive Plan Awards - Value Vested or Earned During the Year

The table below provides information for the Named Executive Officers for the most recently completed financial year.

Name	Option-based awards - Value vested during the year ($)(1)	Non-equity incentive plan compensation - Value earned during the year ($)(2)
Mark H. Bailey	0	137,407
Gregory D. Smith	0	108,977
Gregg Bush	0	118,454
Tench C. Page	0	108,977

(1)	Options granted to the Named Executive Officers vest when granted. If the options had been exercised on the vesting date there would have been no value realized because the options were granted at market price.
(2)	These are the same amounts reported in the Summary Compensation Table under the column heading “Non-equity incentive plan compensation”.

Termination and Change of Control Benefits

Each Named Executive Officer has entered into an employment agreement with the Company. Each agreement is for an indefinite term and provides for lump sum payments on termination of employment. Termination of the individual’s employment by the Company in the ordinary course, without cause, or a demotion followed by his voluntarily resignation would trigger termination payments of two times (in the cases of Messrs. Bailey and Page) and 1.5 times (for each of Messrs. Bush and Smith) the individual’s salary plus any salary or other benefits which have accrued or been earned. A change of control of the Company followed by the termination of the individual’s employment under specified circumstances would trigger payments equal to three times (for Messrs. Bailey and Page) and two times (for Messrs. Bush and Smith) the total of the individual’s annual base salary plus any salary or other benefits which have accrued or been earned. The specified circumstances include (i) the termination of employment within one year of a change of control or (ii) a voluntary resignation for “good reason” within one year of a change of control. The expression “good reason” is defined to include any one of four acts of employer constructive dismissal: the assignment of lower level status or responsibility, a reduction in base salary, a requirement to relocate, or a change in employee participation in, or benefits under, the Company’s benefit plans. Additionally, in the final 30 days of the one-year period referred to above the individuals may resign for any reason or no reason at all and be entitled forthwith to the cash payment calculated as specified above.

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If a triggering event for termination had occurred on December 31, 2009, the incremental payments that would have become payable would be, depending on whether this were an ordinary course termination or one in the context of a change of control: for Mr. Bailey $714,000 or $1,391,745; for Mr. Page $457,600 or $881,924; for Mr. Bush $437,780 or $570,280; and for Mr. Smith $346,645 or $451,317. No triggering events occurred in 2009.

DIRECTOR COMPENSATION

Director Compensation Table

The table below provides compensation information for the most recently completed financial year for all directors except Mark H. Bailey, who is a Named Executive Officer and who receives no additional compensation for service as a director.

Name	Fees earned ($)(1)	Option-based awards ($)(2)	Total ($)
James M. Dawson	42,694	177,005	219,699
H. Leo King	44,454	177,005	221,459
Robert L. Leclerc	96,235	177,005	273,240
Anthonie Luteijn	39,173	177,005	216,718

(1)	With the exception of compensation paid to Mr. Leclerc as Chairman of the Board, directors’ compensation disclosed above is paid in Can.$. These amounts have been calculated at an exchange rate of US$0.88029 per Can.$1.00, being the average exchange rate for the year.
(2)	These amounts purport to reflect the value of option grants as of May 7, 2009, the option grant date, and are consistent with the value recorded in the Company’s fiscal 2009 consolidated financial statements. The grant date fair value was calculated in accordance with CICA Handbook section 3870 using the Black-Scholes option pricing model with an exercise price of Can.$9.76, an expected option life of 47 months, volatility of 68 percent and a risk-free interest rate of 1.98 percent. Whether any value will ever be realized by the option holder is purely speculative.

During the most recently completed financial year, all directors, other than the Chief Executive Officer, received an annual fee of Can.$20,000. The Chairman of the Board received an additional annual fee of $55,000 The Chairman of the Audit Committee received an annual fee of Can.$5,000 and all other Committee Chairmen received an annual fee of Can.$2,500. All directors, except the Chief Executive Officer, received an additional fee of Can.$1,000 for each meeting of directors or of committees that they attended.

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Directors are also eligible to participate in the Company’s stock option plan. During the most recently completed financial year, the Company granted stock options to purchase an aggregate of 240,000 Common Shares to directors, including grants made to the Chief Executive Officer.

Outstanding Option-based Awards

The table below provides information for all directors except Mark H. Bailey, who is a Named Executive Officer, for all awards outstanding at the end of the most recently completed financial year.

Option-based Awards
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the-money options ($)(3)
James M. Dawson	75,000 75,000 50,000 40,000	9.00 9.57 10.58 9.76	May 15, 2011 September 5, 2012 May 7, 2013 May 7, 2013	141,750 99,000 15,500 45,200
H. Leo King	35,000 75,000 75,000 50,000 40,000	5.64 9.00 9.57 10.58 9.76	July 12, 2010 May 15, 2011 September 5, 2012 May 7, 2013 May 7, 2013	183,750 141,750 99,000 15,500 45,200
Robert L. Leclerc	35,000 75,000 75,000 50,000 40,000	5.64 9.00 9.57 10.58 9.76	July 12, 2010 May 15, 2011 September 5, 2012 May 7, 2013 May 7, 2013	183,750 141,750 99,000 15,500 45,200
Anthonie Luteijn	35,000 75,000 75,000 50,000 40,000	5.64 9.00 9.57 10.58 9.76	July 12, 2010 May 15, 2011 September 5, 2012 May 7, 2013 May 7, 2013	183,750 141,750 99,000 15,500 45,200

(1)	The class of securities underlying all option-based awards is Common Shares.
(2)	All option exercise prices are expressed in Can.$.
(3)	Represents the difference between the market value of the securities underlying the option calculated in Can.$ using $10.89, which was the closing price of the Company’s Common Shares on The Toronto Stock Exchange on December 31, 2009, and the exercise price of the options.

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Incentive Plan Awards - Value Vested or Earned During the Year

The table below provides information for all directors except Mark H. Bailey, who is a Named Executive Officer, for the most recently completed financial year.

Name	Option-based awards - Value vested during the year ($)(1)
James M. Dawson	0
H. Leo King	0
Robert L. Leclerc	0
Anthonie Luteijn	0

(1)	Options granted to the directors vest when granted. If the options had been exercised on the vesting date there would have been no value realized because the options were granted at the market price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a “fixed ceiling” incentive stock option plan dated April 16, 2003, as amended, (the “2003 Plan”).

2003 Plan

Under the 2003 Plan, 5,574,000 Common Shares, which represent 8.5 per cent of the Company’s current outstanding capital, were reserved for issuance. As at the date of this Circular, options to purchase 3,938,500 Common Shares, which represent 6 per cent of the Company’s current outstanding capital, are outstanding. 754,479 Common Shares, which represent 1.1 per cent of the Company’s current outstanding capital, are available for future awards of options. 881,021 Common Shares, which represent 1.3 per cent of the Company’s current outstanding capital, have been issued upon the exercise of options.

Administration of the 2003 Plan and the authority to make grants thereunder have been delegated to the Compensation Committee by the Board of Directors. Grants of stock options may be awarded to directors, officers, employees and consultants of the Company and any of its affiliates, and to consultant companies, and it is solely within the discretion of the Compensation Committee to determine who should receive stock options and in what amounts. The Committee may issue a majority of the options to insiders of the Company. However, in no case will the number of shares reserved for issuance to any one individual under the 2003 Plan exceed five per cent of the issued and outstanding shares of the Company. At the date of the Circular, this would represent 3,289,152 shares.

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The exercise price of an option may not be less than the closing trading price of the Company’s Common Shares on the last trading day immediately preceding the date on which an option is granted.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option in whole or in part and receive the number of shares which has a total dollar value equal to the number of shares covered by the terminated option multiplied by the difference between the weighted average trading price of the shares on The Toronto Stock Exchange (the “TSX”) during the five trading days immediately preceding the day of termination and the exercise price per share.

The expiry date of each option is fixed at the time the option is awarded, provided that no option may have a term of greater than ten years. In the event an option holder ceases to be a director, officer, employee or consultant of the Company other than by reason of death or disability, his or her option will expire on the earlier of the expiry date and the 90th day following termination of his or her relationship with the Company. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause. In the event of the death or disability of an option holder, his or her option will expire six months after the date of death or termination for disability or on the expiry date, whichever is earlier. In the event of a change of control or impending change of control the Compensation Committee may, if it reasonably determines that it is necessary or desirable to do so, deal with outstanding options in a manner that it deems to be fair and reasonable in light of the circumstances.

The Compensation Committee may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events. An option may not be assigned or transferred, except that it will be exercisable by the personal representative of an option holder in the event of an option holder’s death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options.

The Board of Directors may amend the 2003 Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder and, to the extent required by the TSX, the Company’s shareholders.

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The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,948,500	Can.$9.45	754,479
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,948,500	Can.$9.45	754,479

LIABILITY INSURANCE

The Company has purchased liability insurance and has, in addition, agreed to indemnify directors and officers of the Company against all costs, charges and expenses reasonably incurred by them in respect of certain proceedings to which they may be made party by reason of their status as directors or officers of the Company. The indemnification is extended to directors and officers provided they have acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, on the condition the director or officer had reasonable grounds for believing his conduct was lawful. The amount of the premium paid in respect of directors and officers as a group was $271,831 and the policy coverage is $25,000,000 per claim and in aggregate in any policy year. The first $500,000 of expense for the Company per claim is not covered by the policy.

APPOINTMENT AND REMUNERATION OF AUDITORS

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. KPMG LLP, Chartered Accountants, were first appointed as auditors of the Company on July 8, 2008.

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ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s comparative audited consolidated financial statements and MD&A for the financial year 2009, which are available on SEDAR at www.sedar.com or may be obtained without charge by writing to the Company at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. Other information is also available on SEDAR at www.sedar.com and on the Company’s website at www.minefinders.com.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

Dated at Vancouver, British Columbia this 3rd day of March, 2010.

ON BEHALF OF THE BOARD

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

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MINEFINDERS CORPORATION LTD.

2288, 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3